Exhibit 8.1

LIST OF SUBSIDIARIES

Significant Subsidiaries	Jurisdiction of Incorporation
American Waste, Inc.	Michigan
County Waste of Virginia, LLC	Virginia
GFL Environmental Real Property, Inc.	Delaware
GFL Environmental Services USA, Inc.	Delaware
GFL Environmental USA Inc.	Delaware
GFL Everglades Holdings LLC	Delaware
GFL Infrastructure Group Inc.	Ontario
WCA Waste Systems, Inc.	Delaware
Soil Safe, Inc.	Delaware
Wrangler Holdco Corp.	Delaware